UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number 001-41606

SOLMATE INFRASTRUCTURE PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the (i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Solmate Infrastructure PLC (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”) and the registration statement on Form F-3 (Registration Number 333-297091) of the Company, filed by the Company with the SEC on June 29, 2026, as amended on July 24, 2026 and August 21, 2026, and into each prospectus or prospectus supplement outstanding under such registration statement, and (ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Name

As previously reported, on April 7, 2026, shareholders of the Company approved, subject to the approval of the Registrar of Companies of Ireland, the change of name of the Company from “Brera Holdings Public Limited Company” to “Solmate Infrastructure Public Limited Company” (the “Name Change”).

On October 27, 2026, the Registrar of Companies of Ireland issued a Certificate of Incorporation on Change of Name in accordance with Section 30 of the Companies Act 2014 of Ireland (the “Certificate of Incorporation”), to reflect the Name Change, effective as of October 27, 2026.

It is anticipated that the Company’s Class B ordinary shares will commence trading on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC under the new name at the open of market trading on October 29, 2026. The Company’s ticker symbol for its Class B ordinary shares will remain unchanged as “SLMT” and the CUSIP number for the Company’s Class B ordinary shares will remain unchanged as G13311132.

On October 28, 2026, the Company issued a press release announcing the Name Change. A copy of the Certificate of Incorporation and the press release is attached hereto as Exhibit 3.1 and Exhibit 99.1, respectively, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
3.1	Certificate of Incorporation on Change of Name
99.1	Press release, dated October 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026	SOLMATE INFRASTRUCTURE PLC

	By:	/s/ Howard Steinberg
Howard Steinberg
Chief Legal Officer

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